EXHIBIT 99.1

FreeSeas Announces Exercise of Over-Allotment Option

PIRAEUS, Greece, July 27, 2009 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or the "Company"), a transporter of drybulk cargoes through the ownership and operation of a fleet of seven Handysize vessels and two Handymax vessels, announced today that the underwriters of its common stock offering exercised their over-allotment option to purchase an additional 1,309,715 shares of its common stock at $1.80 per share for additional gross proceeds of $2,357,487.

The option was granted in connection with the Company's common stock offering of 8,731,436 shares of its common stock, which priced on July 22, 2009. Gross proceeds from the common share offering and the over-allotment option total approximately $18,074,072. The Company expects the offering to close on July 28, 2009.

Proceeds from the offering will be used primarily for the acquisition of an additional drybulk vessel, as well as for the repayment of debt and general working capital purposes. Dahlman Rose & Company is serving as the sole book-running manager for the offering, and Rodman & Renshaw, LLC is acting as co-manager.

The shares are being sold under the Company's previously filed shelf registration statement, which was declared effective by the Securities and Exchange Commission on May 14, 2008. This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of these securities in any state or jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The offering may be made only by means of a prospectus and the related prospectus supplement, copies of which may be obtained from Dahlman Rose & Company Prospectus Department; 212-702-4521 or ecm@dahlmanrose.com.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

The FreeSeas Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5981

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT: FreeSeas Inc.
         Ion Varouxakis, Chief Executive Officer
         011-30-210-45-28-770
         Fax: 011-30-210-429-10-10
         info@freeseas.gr
         www.freeseas.gr
         89 Akti Miaouli Street
         185 38 Piraeus, Greece

         Investor Relations
         The Equity Group Inc.
         Adam Prior, Vice President
         212-836-9606
         aprior@equityny.com
         www.theequitygroup.com